Exhibit 99.1

TSX/NYSE/PSE: MFC  SEHK:945

C$ unless otherwise stated

For Immediate Release

December 2, 2025

Manulife Financial Corporation Prices U.S. Public Offering of Senior Notes

Toronto – December 2, 2025 – Manulife Financial Corporation (NYSE: MFC) (the “Company”) today announced that it has priced a public offering in the United States of U.S.$1,000,000,000 aggregate principal amount of 4.986% senior notes due 2035 (the “Notes”) at a public offering price of 100.000%. The offering was made pursuant to a preliminary prospectus supplement, dated December 2, 2025, to the Company’s registration statement declared effective by the Securities and Exchange Commission (the “SEC”) on September 29, 2025.

The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include future refinancing requirements.

BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers for the offering.

This release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A prospectus supplement and the accompanying prospectus related to the offering have been filed with the SEC and are available on its website at www.sec.gov. Copies of the prospectus supplement and accompanying prospectus, when available, may be obtained by contacting BofA Securities, Inc., 201 North Tryon Street, NC1-022-02-25, Charlotte, NC 28255-0001; Attention: Prospectus Department; Email: dg.prospectus_requests@bofa.com; Telephone: 1-800-294-1322; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; Email: prospectus@citi.com; Telephone: 1-800-831-9146; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717; Email: JPMorganPostSale@broadridge.com; Telephone: 1-212-834-4533; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department; Email: prospectus@morganstanley.com; Telephone: 1-866-718-1649.

The securities will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife Financial Corporation

Manulife Financial Corporation is a leading international financial services provider, helping our customers make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States, providing financial advice and insurance for individuals, groups and businesses. Through Manulife Wealth & Asset Management, we offer global investment, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2024, we had more than 37,000 employees, over 109,000 agents, and thousands of distribution partners, serving over 36 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Media Relations: Fiona McLean Manulife 437-441-7491 fiona_mclean@manulife.com	Investor Relations: Derek Theobalds Manulife 416-254-1774 derek_theobalds@manulife.com